Exhibit 4

TOWER SEMICONDUCTOR LTD.

June 13, 2013

To Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering by Tower Semiconductor Ltd. (“Tower”) of transferable subscription rights (“Subscription Rights”), each exercisable for four ordinary shares, six Series 8 Warrants and five Series 9 warrants, at a subscription price of $20.00 per Subscription Right (the “Subscription Price”).  Subscription Rights are being distributed to all holders of record of Tower's Ordinary Shares, Series J Warrants, options and capital notes, as of the close of business on June 13, 2013 (the “Record Date”).  The Subscription Rights are described in the enclosed prospectus supplement and evidenced by a Subscription Rights Certificate registered in your name or in the name of your nominee.

Each beneficial owner of ordinary shares or Series J Warrants registered in your name or the name of your nominee is entitled to one Subscription Right for every 44 Ordinary Shares owned (or issuable upon exercise of Series J Warrants where applicable) by such beneficial owner on the Record Date (the “Subscription Rights”).  Please note that as a result of Tower’s 1:15 reverse split of shares in August 2012, each Series J Warrant is now exercisable for 1/15 of one share.  Accordingly, one Subscription Right will be issued for every 660 Series J Warrants owned.  Holders of Ordinary Shares and Series J Warrants will not receive fractional Subscription Rights, but instead Subscription Rights will be rounded down to the nearest whole number.

We are asking you to contact your clients for whom you hold Ordinary Shares and/or Series J Warrants registered in your name or in the name of your nominee as of the Record Date to obtain instructions with respect to the Subscription Rights.

Enclosed are copies of the following documents:

1.	Prospectus Supplement;

2.	Form of Notice to Clients of Shareholders who are Acting as Nominees;

3.	Form of Beneficial Owner Election Form; and

4.	Form of Nominee Holder Certification.

Your prompt action is requested.  The Subscription Rights will expire at 5:00 P.M., Eastern Daylight Time, on June 27, 2013 (the “Expiration Date”).

To exercise Subscription Rights, properly completed and executed Subscription Certificates and payment in full for all Subscription Rights exercised must be delivered to the Subscription Agent as indicated in the prospectus supplement prior to the Expiration Date.

Subscription Rights are tradable for one day only, June 24, 2013, and only on the Tel Aviv Stock Exchange.  The normal procedures for trading involving the TASE Clearing House’s Depository Trust Company account will not be available.  Instead, subscription rights held in US brokerage and other nominee accounts that are DTC participants must be transferred to an account with an Israeli broker who is a TASE member in accordance with the procedures described in Schedule A hereto.

Additional copies of the enclosed materials may be obtained by contacting our Information Agent for the rights offering AST Phoenix Advisors, toll free at 877-478-5038 or if you are a bank or broker at 212-493-3910 or, if you are located in Israel, you may also contact our Director of Investor Relations, Noit Levi at noit.levi@towerjazz.com.

Very truly yours, TOWER SEMICONDUCTOR LTD.

Schedule A

INSTRUCTIONS TO FACILIATE TRADING ON TASE BY US HOLDERS

THERE IS A SHORT WINDOW OF TIME FOR THE STEPS OUTLINED BELOW TO BE COMPLETED TO PERMIT TRADING BY US HOLDERS OF SUBSCRIPTION RIGHTS ON THE TASE.  ACCORDINGLY, IT IS IMPERATIVE THAT ANY HOLDER WHO WISHES TO TRADE SUBSCRIPTION RIGHTS BEGIN THE PROCESS IMMEDIATELY.  EVEN IF BEGUN IMMEDIATELY, THERE CAN BE NO ASSURANCE THAT THE PROCESS WILL BE COMPLETED IN TIME TO PERMIT TRADING ON THE TASE TRADING DATE.

Subscription Rights are tradable for one day only, June 24, 2013, and only on the Tel Aviv Stock Exchange.  Beneficial owners who wish to trade their subscription rights must first transfer their subscription rights to an account maintained by the beneficial owner with an Israeli broker who is a TASE member.  The normal procedures for trading involving the TASE Clearing House’s Depository Trust Company account will NOT be available.  To facilitate trading by US holders, we have established the following arrangement with our subscription agent, American Stock Transfer & Trust Company, LLC.  The arrangement allows subscription rights to be transferred by DWAC to the subscription agent for credit to the account of TASE’s nominee, Hevra Lerishumim Shel Bank Leumi, for trading by the Israeli broker with whom the beneficial owner has an account.

Subscription rights trades may only be executed on the TASE by an Israeli broker who is a member of TASE.  Accordingly, beneficial owners who wish to trade subscription rights on the TASE must have an account, either directly or through their US broker, with an Israeli broker who is a member of TASE.

Prior to the June 24, 2013 trading date, the TASE account of the Israeli broker who will be acting on behalf of the US broker or beneficial owner must be credited with the subscription rights to be sold.

Transfer of the subscription rights to the Israeli brokerage account rights can be accomplished as follows:

The US broker or other nominee who is a DTC participant and holds the subscription rights initiates a DWAC of the subscription rights to the subscription agent. The  details for the transfer are as follows:

Rights CUSIP: M8915399
DWAC FAST Agent: American Stock Transfer & Trust Company, LLC
FAST AGENT TA Number: 2941

At the same time as the DWAC is initiated, the sending party transmits instructions to the subscription agent by facsimile (718) 765-8734, with a copy to Tower by email to noit.levi@towerjazz.com containing the following information:

For Credit to: Hevra Lerishumim Shel Bank Leumi
Further Credit to: [Name of Israeli broker]
F/B/O: [Name of Israeli Beneficial Owner/Customer]
Number of Subscription Rights Transferred:

For additional information call AST Phoenix Advisors, toll free at 877-478-5038 or if you are a bank or broker at 212-493-3910.

Upon acceptance of the DWAC, the subscription agent will issue a rights certificate in the name of Hevra Lerishumim Shel Bank Leumi and will transmit to Hevra Lerishumim Shel Bank Leumi a copy of the certificate along with the crediting instructions.  Hevra Lerishumim Shel Bank Leumi will then credit the account of the Israeli broker with the appropriate subscription rights. US brokers are urged to check with their TASE broker to confirm that the subscription rights were properly credited.

To ensure crediting by Hevra Lerishumim Shel Bank Leumi of the Israeli brokerage accounts prior to the June 24, 2013 trading date, Hevra Lerishumim Shel Bank Leumi must receive all subscription rights no later than June 20, 2013 at noon Israel time (5:00 am NY time).